PRESS RELEASE
TSX-V: KGN
NYSE Alternext US: KGN

KEEGAN CONTINUES TO RECEIVE EXCELLENT RESULTS FROM
ESAASE RESOURCE GOLD PROJECT

Vancouver, BC, January 14, 2009 - Keegan Resources Inc. ("Keegan") is pleased to announce results from the resource conversion program at its Esaase property. Highlights include 11 m @ 6.5 g/t Au, 18m @ 2.77 g/t Au, 59 m @ 1.43 g/t Au, and 74 m @ 1.16 g/t Au. All infill drilling has returned intercepts with as good or better grade widths as the surrounding holes confirming good consistency to mineralization. Please see www.keeganresources.com for a drill hole location map.

Table 1: Intercepts at the Esaase property having a minimum grade-width of approximately 15 g/t Au x meter. Intercepts with grade-widths of approximately 40 g/t Au x meter or higher are bolded. Distances are drilled in meters and grades reported in g/t Au.

Hole ID	From	To	Width	Grade	Hole ID	From	To	Width	Grade
KERC502	8	32	24	1.03	KEDD508	13	22	9	1.11
KERC503	5	27	22	0.84	KEDD508	79	89	10	0.61
KERC503	50	57	7	0.82	KEDD508	96	109	13	0.91
KERC503	67	89	22	0.61	KEDD508	153	158	5	1.34
KERC503	103	108	5	0.83	KEDD509	140	154	14	0.81
KERC503	123	137	14	0.68	KEDD509	165	190	25	1.2
KERC503	156	178	22	1.75	KEDD509	1	12	11	6.55
including	156	157	1	14.55	including	4	5	1	49.1
KERC504	18	29	11	0.83	KERC512	0	59	59	1.43
KERC504	68	102	34	1.63	including	7	8	1	19.05
including	83	84	1	42.2	KERC513	0	54	54	0.75
KERC504	123	133	10	0.92	KEDD517	142	165	23	0.82
KERC504	142	152	10	1.09	KEDD518	107	116	9	1.07
KERC505	119	139	20	0.79	KEDD518	246.2	256	9.8	1.45
KERC506	125	152	27	1.2	including	247.2	248.2	1	11.8
including	151	152	1	14.7	KEDD518	283	294	11	1.16
KERC506	181	192	11	0.92	KEDD518	325	399	74	1.16
KERC506	223	232	9	1	including	378	379	1	38.7
KEDD507	72	98	26	0.64	KERC519	109	127	18	2.77
KEDD507	107	120	13	0.79	including	119	120	1	28.4

President and CEO Dan McCoy states: "We are pleased to see the strength and continuity of mineralization at Esaase and look forward to receiving the new resource estimate that these results will positively contribute to in the near future.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ diameter and is split logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, or ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 15 g/t Au x meter grade-thickness are not routinely reported. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and on the NYSE Alternext US under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and NYSE Alternext US Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Resource Conversion Program

KEDD518
KEDD508
KEDD517
KEDD507
KERC503
KERC502
KERC512
KEDD509
KERC513
KERC504
KERC506
KERC505
KERC519
N
0
0.5
1
kilometers
LEGEND
Assays above 15 g/t x meter Au
Assays below 15 g/t x meter Au
Assays pending
Previously released assays
New resource definition zones
43-101 Resource
Area of past alluvial gold mining
Esaase Concession